                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration Number 333-52695
PROSPECTUS SUPPLEMENT

(To Prospectus dated May 29, 1998)

                                  $200,000,000

                            Arrow Electronics, Inc.
                       6 7/8% SENIOR DEBENTURES DUE 2018
                            ------------------------

                     Interest payable June 1 and December 1

                            ------------------------

  THE 2018 SENIOR DEBENTURES (THE "OFFERED SECURITIES") WILL BE REDEEMABLE, IN WHOLE OR FROM TIME TO TIME IN PART, AT THE OPTION OF THE COMPANY AT ANY TIME AT
 A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100 PERCENT OF PRINCIPAL AMOUNT OF THE OFFERED SECURITIES TO BE REDEEMED AND (II) THE SUM OF THE PRESENT VALUES OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON (EXCLUSIVE
    OF INTEREST ACCRUED TO THE DATE OF REDEMPTION) DISCOUNTED TO THE DATE OF REDEMPTION ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF TWELVE 30-DAY MONTHS) AT THE TREASURY RATE (AS DEFINED HEREIN) PLUS 25 BASIS POINTS,
PLUS, IN EITHER CASE, ACCRUED AND UNPAID INTEREST ON THE PRINCIPAL AMOUNT BEING
 REDEEMED TO THE DATE OF REDEMPTION. THE OFFERED SECURITIES WILL BE REPRESENTED BY ONE REGISTERED GLOBAL SECURITY REGISTERED IN THE NAME OF THE DEPOSITORY TRUST
     COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. BENEFICIAL INTERESTS IN THE REGISTERED GLOBAL SECURITY WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE
  EFFECTED THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY OR ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, OFFERED SECURITIES IN DEFINITIVE FORM WILL NOT BE
ISSUED. SEE "DESCRIPTION OF OFFERED SECURITIES" HEREIN AND "DESCRIPTION OF DEBT
  SECURITIES -- REGISTERED GLOBAL SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                   PRICE 98.782% AND ACCRUED INTEREST, IF ANY

                            ------------------------

                                                                   UNDERWRITING
                                           PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                          PUBLIC(1)               COMMISSIONS(2)            COMPANY(1)(3)
                                          ---------               --------------            -------------
Per Senior Debenture.............          98.782%                    .875%                    97.907%
Total............................        $197,564,000               $1,750,000               $195,814,000

------------
    (1) Plus accrued interest from June 3, 1998, if any.
    (2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
    (3) Before deducting expenses payable by the Company estimated at $200,000.

                            ------------------------

     The Offered Securities are offered by the Underwriters, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Offered Securities will be made on or about June 3, 1998 through the book-entry facilities of the Depositary, against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                 CHASE SECURITIES INC.

                                  DONALDSON, LUFKIN & JENRETTE
                                           Securities Corporation

                                               GOLDMAN, SACHS & CO.
May 29, 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY (THE "OFFERING") TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE OFFERED SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
The Company.................................................   S-1
Use of Proceeds.............................................   S-1
Capitalization..............................................   S-2
Selected Historical Financial Data..........................   S-3
Management's Discussion and Analysis........................   S-4
Description of Offered Securities...........................   S-8
Underwriters................................................  S-10

                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Information by Reference...........     2
The Company.................................................     3
Ratio of Earnings to Fixed Charges..........................     3
Use of Proceeds.............................................     3
Description of Debt Securities..............................     4
Plan of Distribution........................................    17
Legal Opinions..............................................    18
Experts.....................................................    18

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS".

                                  THE COMPANY

     The Company is the world's largest distributor of electronic components and computer products to industrial and commercial customers. As the global electronics distribution industry's leader in state-of-the-art operating systems, employee productivity, value-added programs and total quality assurance, the Company is the distributor of choice for over 600 suppliers.

     The Company's global distribution network spans the world's three dominant electronics markets -- North America, Europe and the Asia/Pacific region. The Company is the largest electronics distributor in each of these vital industrialized regions, serving a diversified worldwide base of original equipment manufacturers, including manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices, and commercial customers, which are mainly value-added resellers of computer systems. The Company maintains over 200 sales facilities and 26 distribution centers in 32 countries.

     The Company's principal executive offices are located at 25 Hub Drive, Melville, New York 11747, telephone (516) 391-1300.

                                USE OF PROCEEDS

     The net proceeds from the sale by the Company of the Offered Securities are estimated to be approximately $195.6 million, which will be used to reduce U.S. borrowings of approximately $473.5 million outstanding under the Company's global multi-currency credit facility with any remaining balance used to fund future working capital needs.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 and as adjusted to give effect to the issuance of the Offered Securities and the application of the net proceeds of the Offering.

                                                                   MARCH 31, 1998
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                  ($ IN THOUSANDS)
Short-term borrowings, including current maturities of
  long-term debt............................................  $  139,919    $  139,919
                                                              ----------    ----------
Long-term debt:
  Global multi-currency credit facility.....................     473,472       277,858
     6 7/8% senior debentures due 2018......................          --       195,814
     7% senior notes due 2007...............................     197,788       197,788
     7 1/2% senior debentures due 2027......................     195,966       195,966
     8.29% senior notes due 2000............................      50,000        50,000
Other obligations with various interest rates and due
  dates.....................................................       1,585         1,585
                                                              ----------    ----------
          Total long-term debt..............................     918,811       919,011
                                                              ----------    ----------
          Total debt........................................   1,058,730     1,058,930
                                                              ----------    ----------
Shareholders' equity:
  Common stock, par value $1:
     Authorized -- 120,000,000 shares
     Issued -- 102,949,640 shares...........................     102,950       102,950
Capital in excess of par value..............................     505,113       505,113
Retained earnings...........................................   1,010,943     1,010,943
Foreign currency translation adjustment.....................     (46,666)      (46,666)
                                                              ----------    ----------
                                                               1,572,340     1,572,340
Less:
  Treasury shares (5,725,315), at cost......................     155,511       155,511
  Unamortized employee stock awards.........................      20,750        20,750
                                                              ----------    ----------
          Total shareholders' equity........................   1,396,079     1,396,079
                                                              ----------    ----------
          Total capitalization..............................  $2,454,809    $2,455,009
                                                              ==========    ==========

                       SELECTED HISTORICAL FINANCIAL DATA

     The following tables set forth certain selected historical financial data for the Company. Such financial data should be read in conjunction with the consolidated financial statements and related notes for the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The accompanying financial data for the three month periods ended March 31, 1998 and 1997 are unaudited; however such data reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position and results of operations at and for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year.

                         THREE MONTHS ENDED
                              MARCH 31,                             YEAR ENDED DECEMBER 31,
                       -----------------------   --------------------------------------------------------------
                          1998         1997       1997(A)        1996         1995      1994(B)(C)   1993(B)(D)
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                 (IN THOUSANDS EXCEPT PER SHARE DATA)
INCOME STATEMENT
  DATA:
Sales................  $2,025,760   $1,855,333   $7,763,945   $6,534,577   $5,919,420   $4,649,234   $3,560,856
Operating income.....      91,958      104,097      374,721      400,627      423,209      255,974      226,089
Interest expense.....      18,677       13,945       67,117       37,959       46,361       36,168       26,573
Net income...........      41,945       50,294      163,656      202,709      202,544      111,889      106,559
Diluted earnings per
  share(e)...........       $0.43        $0.50        $1.64        $1.98        $2.03        $1.16        $1.12

                            AT MARCH 31,                                AT DECEMBER 31,
                       -----------------------   --------------------------------------------------------------
                          1998         1997         1997         1996         1995      1994(B)(C)    1993(B)
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Accounts receivable
  and inventories....  $2,571,187   $2,241,535   $2,475,407   $1,947,719   $1,979,160   $1,422,457   $1,094,175
Total assets.........   3,580,078    3,201,280    3,537,873    2,710,351    2,701,016   2,038,774     1,569,152
Total long-term debt
  and subordinated
  debentures.........     918,811      766,376      823,099      344,562      451,706     349,398       314,859
Shareholders'
  equity.............   1,396,079    1,346,575    1,360,758    1,358,482    1,195,881     837,885       701,799

---------------
(a) Net income includes special charges totaling $59.5 million associated with the realignment of Arrow's North American components operations and the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc. Excluding these charges, operating income, net income, and net income per share on a diluted basis were $434.2 million, $204.1 million, and $2.05, respectively.

(b) In 1994, Arrow acquired Gates/FA Distributing, Inc. ("Gates") and Anthem Electronics, Inc. ("Anthem") in transactions accounted for as poolings of interests. Accordingly, all financial information for the year prior thereto have been restated to include the operations of Gates and Anthem. Also, 1994 includes special charges of $45.3 million associated with the acquisition and integration of Gates and Anthem. Excluding these charges, operating income, net income, and net income per share on a diluted basis were $301.3 million, $140.7 million, and $1.44, respectively.

(c) Includes results of Silverstar which was accounted for under the equity method prior to January 1994.

(d) Net income is after a restructuring charge of $7.8 million associated with the disposition of a business unit by Anthem. Excluding this charge, operating income, net income, and net income per share on a diluted basis were $233.9 million, $111.1 million, and $1.17, respectively.

(e) All per share amounts have been restated to reflect the two-for-one stock split effective October 15, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     For an understanding of the significant factors that influenced the Company's performance during the periods discussed below, the following discussion should be read in conjunction with the consolidated financial statements and other information appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus or incorporated by reference herein.

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

  Sales

     Consolidated sales for the first quarter of 1998 increased approximately 9 percent compared with the year-earlier period. This sales growth was due to increased activity levels in Europe and the Asia/Pacific region and acquisitions offset, in part, by a stronger U.S. dollar and lower sales in the Company's North American components operations.

  Operating income

     The Company recorded operating income of $92 million in the first quarter of 1998, compared with $104.1 million in the first quarter of 1997. The decrease in operating income reflects the impact of lower sales and gross profit margins in North America offset, in part, by stronger performance by the Company's operations in Europe and the Asia/Pacific region. Gross profit margins decreased principally as a result of competitive pricing pressures in the North American components operations and a greater sales mix of lower margin commercial computer products.

  Interest expense

     Interest expense of $18.7 million in the first quarter of 1998 increased from $13.9 million during the comparable quarter of 1997, reflecting increases in borrowings associated with acquisitions, the purchases of the Company's common stock, and investments in working capital.

  Income taxes

     During the first quarter of 1998, the Company recorded a provision for taxes at an effective tax rate of 41.2 percent, compared with 41.1 percent in the year-earlier period.

  Net income

     The Company recorded net income of $41.9 million in the first quarter of 1998 compared with $50.3 million in the first quarter of 1997. The decrease in net income from the year-earlier period is due principally to lower operating income and higher interest expense offset, in part, by a decrease in minority interest.

  Liquidity and capital resources

     The Company maintains a high level of current assets, primarily accounts receivable and inventories. Consolidated current assets as a percentage of total assets were approximately 75 percent for the first quarter of 1998 and 1997.

     During the first three months of 1998, the net amount of cash used by the Company's operating activities was $121.4 million, the principal element of which was the increase in inventory. The net amount of cash used for investing activities was $40.7 million, including $32.2 million for acquisitions. The net amount of cash provided by the Company's financing activities was $105.5 million.

     The net amount of cash used by the Company's operating activities during the first three months of 1997 was $51.7 million. The principal element of which was the increase in accounts receivable resulting from the increase in net sales over the fourth quarter of 1996. The net amount of cash used for investing activities was $327 million, including approximately $300 million for the acquisition of the volume electronic component distribution businesses of Premier Farnell plc. The net amount of cash provided by financing activities was $380.8 million, reflecting principally the $393.3 million of proceeds from the issuance of the Company's 7% senior notes due 2007 and 7.5% senior debentures due 2027 offset, in part, by purchases of the Company's common stock and distributions to minority partners.

THREE YEARS ENDED DECEMBER 31, 1997

  Sales

     In 1997, consolidated sales increased to $7.8 billion, an increase of 19 percent over 1996 sales of $6.5 billion. This sales growth was due to increased activity levels throughout the world and acquisitions, principally the volume electronic component distribution businesses of Premier Farnell plc offset, in part, by the impact of a stronger U.S. dollar.

     Consolidated sales of $6.5 billion in 1996 were 10 percent higher than 1995 sales of $5.9 billion. This sales growth was principally due to increased sales of commercial computer products and microprocessors. The sales of semiconductor products were characterized by an oversupply of product, competitive pricing pressures, and reductions in memory prices.

     In 1995, consolidated sales increased to $5.9 billion, a 27 percent increase over 1994 sales of $4.6 billion. This sales growth reflected strong activity levels in each of the Company's businesses as well as the impact of key strategic acquisitions and alliances forged around the world during 1994.

  Operating Income

     In 1997, the Company's consolidated operating income decreased to $374.7 million, compared with operating income of $400.6 million in 1996, principally as a result of special charges of $37.9 million associated with the realignment of the North American components operations and $21.6 million associated with the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc. The improvement in operating income, excluding the special charges, reflects the impact of increased sales, acquisitions, and continuing economies of scale offset, in part, by lower gross profit margins caused by competitive pricing pressures and a greater sales mix of commercial computer products. Operating expenses, excluding the special charges, as a percent of sales declined to 9.7 percent in 1997, the lowest in the Company's history.

     The Company's consolidated operating income decreased to $400.6 million in 1996, compared with operating income of $423.2 million in 1995. The reduction in operating income reflected a further decline in gross margins due to proportionately higher sales of lower margin commercial computer products and microprocessors throughout the world and competitive pricing pressures in Europe and the Asia/Pacific region offset, in part, by the impact of increased sales and the benefits of continuing economies of scale. Operating expenses as a percent of sales declined to 9.8 percent in 1996.

     In 1995, the Company's consolidated operating income increased to $423.2 million, compared with operating income of $256 million in 1994. Included in the 1994 results were special charges of $45.3 million associated with the acquisition and integration of Gates and Anthem into Arrow. The improvement in operating income outpaced the growth in sales as the Company benefited from cost savings following the integration of Gates and Anthem. These cost savings principally reflected reductions in personnel performing duplicative functions and the elimination of duplicative administrative facilities, computer and telecommunications equipment, and selling and stocking locations. Operating expenses as a percentage of sales declined to 10.3 percent in 1995.

  Interest Expense

     In 1997, interest expense increased to $67.1 million from $38 million in 1996, reflecting increases in borrowings associated with acquisitions, the repurchase of the Company's common stock, and investments in working capital.

     Interest expense of $38 million in 1996 decreased by $8.4 million from the 1995 level. The decrease reflected the conversion of the Company's 5 3/4% convertible subordinated debentures in October 1995, lower borrowings resulting from improved working capital usage, and lower borrowing costs offset, in part, by borrowings to fund purchases of common stock.

     In 1995, interest expense increased to $46.4 million from $36.2 million in 1994, reflecting increases in working capital required to support higher sales, interest related to borrowings associated with acquisitions, and capital expenditures.

  Income Taxes

     In 1997, the Company recorded a provision for taxes at an effective tax rate of 41 percent, excluding the special charges, compared with 39.9 percent in 1996. The increased rate for 1997 is due to increased earnings in countries with higher marginal tax rates and the non-deductibility of goodwill amortization.

     The Company recorded a provision for taxes at an effective tax rate of 39.9 percent in 1996, compared with 40.4 percent in 1995. The lower effective rate was the result of decreased earnings in countries with higher tax rates.

     In 1995, the Company recorded a provision for taxes at an effective tax rate of 40.4 percent compared with 40.6 percent, excluding the special charges associated with the Gates and Anthem acquisitions, in 1994.

  Net Income

     In 1997, the Company's net income advanced to $204.1 million from $202.7 million in 1996, before the special charges of $59.5 million ($40.4 million after taxes). The increase in net income is attributable to higher operating income offset, in part, by an increase in interest expense.

     Net income in 1996 was $202.7 million, an increase from $202.5 million in 1995. The increase in net income was attributable to decreases in interest expense, income taxes, and minority interest offset, in part, by lower operating income.

     In 1995, the Company's net income advanced to $202.5 million from $140.7 million in 1994, before the special charges of $45.3 million ($28.8 million after taxes) associated with Gates and Anthem. The significant improvement in net income was principally the result of the increase in operating income offset, in part, by higher interest expense.

  Liquidity and Capital Resources

     Working capital increased by $160 million, or 13 percent, in 1997 compared with 1996, primarily as a result of increased sales and acquisitions. This percentage increase was less than the percentage increase of sales as a result of improvements in working capital usage.

     The net amount of cash used for the Company's operating activities in 1997 was $14.2 million, principally reflecting earnings offset by increased working capital requirements supporting higher sales. The net amount of cash used for investing activities was $410.8 million, including $381.5 million for acquisitions and investments. The net amount of cash provided by financing activities was $422.1 million, principally reflecting the $392.8 million of proceeds from the issuance of the Company's senior notes and senior debentures and increases in the Company's credit facilities offset, in part, by the purchase of the Company's common stock.

     In January 1997, the Company issued $200 million of 10-year senior notes bearing interest at 7% and $200 million of 30-year senior debentures bearing interest at 7 1/2%. The net proceeds of $392.8 million were used primarily to fund acquisitions and working capital and for other general corporate purposes.

     In 1996, working capital increased by five percent, or $56 million, compared with 1995. This percentage increase was less than the percentage increase of sales as a result of improvements in working capital usage.

     The net amount of cash provided by operations in 1996 was $308.6 million, the principal element of which was the cash flow resulting from net earnings and improved working capital usage. The net amount of cash used by the Company for investing purposes was $57.1 million, including $38.9 million for various acquisitions. Cash flows used for financing activities were $202.6 million, principally reflecting the reduction in the Company's borrowings, purchases of common stock, and distributions to partners.

     Working capital increased by $349 million, or 40 percent, in 1995 compared with 1994, primarily as a result of increased sales and, to a lesser extent, acquisitions in Europe and the Asia/Pacific region.

     The net amount of cash used for the Company's operating activities in 1995 was $114.1 million, as the growth in accounts receivable and inventories outpaced the increase in net income. The net amount of cash used for investing activities was $132.7 million, including $90.7 million for various investments and acquisitions. The net amount of cash provided by financing activities was $228.1 million, principally reflecting the Company's borrowings to finance investments and acquisitions, distributions to partners, and the repayment of certain debt.

     In October 1995, the Company redeemed its 5 3/4% convertible subordinated debentures due 2002, which resulted in the issuance of 7,544,508 shares of common stock and eliminated approximately $125 million in long-term debt and $7.2 million in annual interest charges.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the documents incorporated herein by reference include forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons, including, but not limited to: industry conditions; changes in product supply, pricing, and customer demand; competition; other vagaries in the computer and electronic components markets; and changes in relationships with key suppliers. Prospective purchasers of the Offered Securities are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

                       DESCRIPTION OF OFFERED SECURITIES

     The following description of the particular terms of the Offered Securities offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Offered Securities set forth in the accompanying Prospectus under the caption "Description of Debt Securities", to which description reference is hereby made. The following summary is qualified in its entirety by reference to the Indenture referred to in the accompanying Prospectus.

GENERAL

     The Offered Securities constitute a series of debt securities under the Indenture, limited to $200 million aggregate principal amount. The Offered Securities will mature on June 1, 2018.

     The Offered Securities will bear interest from June 3, 1998 at the rate shown in their title, payable semi-annually (to holders of record at the close of business on the May 15 or November 15 immediately preceding the interest payment date) on June 1 and December 1 of each year beginning December 1, 1998. Upon issuance, each series of the Offered Securities will be represented by one Registered Global Security that will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or its nominee. For so long as the Offered Securities are registered in the name of the Depositary, or its nominee, the principal and interest due on the Offered Securities will be payable by the Company or its agent to the Depositary for payment to its participants for subsequent disbursement to the beneficial owners. See "Description of Debt Securities -- Registered Global Securities" in the accompanying Prospectus.

     The Offered Securities will be unsubordinated and unsecured obligations of the Company ranking pari passu with all existing and future unsubordinated and unsecured obligations of the Company. Claims of Holders of the Offered Securities will be effectively subordinated to the claims of holders of the debt of the Company's subsidiaries with respect to the assets of such subsidiaries. As of March 31, 1998, the Company's subsidiaries had $384.5 million of debt. In addition, claims of Holders of the Offered Securities will be effectively subordinated to the claims of holders of secured debt of the Company and its subsidiaries with respect to the collateral securing such claims and claims of the Company as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of its subsidiaries.

REDEMPTION

     The Offered Securities will be redeemable, in whole or from time to time in part, at the option of the Company on any date (a "Redemption Date"), at a redemption price equal to the greater of (i) 100 percent of the principal amount of the Offered Securities to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption Date) discounted to such Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such Redemption Date; provided that installments of interest on the Offered Securities which are due and payable on an interest payment date falling on or prior to the relevant Redemption Date shall be payable to the holders of such Offered Securities, registered as such at the close of business on the relevant record date according to their terms and the provisions of the Indenture.

     "Treasury Rate" means, with respect to any Redemption Date for the Offered Securities, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity correspond-ing to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall, be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annul equivalent yield to maturity to the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Offered Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Offered Securities.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means with respect to any Redemption Date for the Offered Securities (i) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer Quotations" means with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

     Notice of any redemption by the Company will be mailed at least 30 days but not more than 60 days before any Redemption Date to each holder of the Offered Securities to be redeemed. If less than all the Offered Securities are to be redeemed at the option of the Company, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Offered Securities to be redeemed in whole or in part.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company, and the Company has agreed to sell to them, severally, the respective principal amounts of the Offered Securities set forth opposite the names of such Underwriters below:

                                                                PRINCIPAL AMOUNT
                            NAME                              OF OFFERED SECURITIES
                            ----                              ---------------------
Morgan Stanley & Co. Incorporated...........................      $ 50,000,000
Chase Securities Inc........................................        50,000,000
Donaldson, Lufkin & Jenrette Securities Corporation.........        50,000,000
Goldman, Sachs & Co.........................................        50,000,000
                                                                  ------------
          Total.............................................      $200,000,000
                                                                  ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Offered Securities if any are taken.

     The Underwriters initially propose to offer part of the Offered Securities directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .50% of the principal amount of the Offered Securities. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Offered Securities to certain other dealers. After the initial public offering of the Offered Securities, the public offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company does not intend to apply for listing of the Offered Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Securities.

     From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, investment banking services to the Company. An affiliate of Chase Securities Inc. is a lender to, and engages in general financing and banking transactions with, the Company and its affiliates and will receive its proportionate share of the repayment of the U.S. borrowings outstanding under the Company's global multi-currency credit facility. See "Capitalization".

     In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Securities, the Underwriters may bid for, and purchase, shares of the Offered Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Offered Securities in the offering, if the syndicate repurchases previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PROSPECTUS
                                  $300,000,000
                            ARROW ELECTRONICS, INC.
                                DEBT SECURITIES
                            ------------------------

     Arrow Electronics, Inc. (the "Company") intends to issue from time to time up to $300,000,000 (or the equivalent in foreign currency or composite currency) aggregate principal amount of its debt securities (the "Debt Securities"), or if any Debt Securities are issued at an original issue discount, such greater amount as shall result in net proceeds to the Company of $300,000,000, which will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities at par, at a premium or with an original issue discount. When particular Debt Securities are offered, a prospectus supplement (a "Prospectus Supplement"), together with this Prospectus, will be delivered setting forth the terms of such Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, maturity, rate of interest (or manner of calculation thereof) and time of payment thereof, any redemption provisions, the initial public offering price and any other specific terms in connection with the offering and sale of such Debt Securities. The Debt Securities will be unsecured and unsubordinated obligations of the Company ranking pari passu with all existing and future unsecured and unsubordinated obligations of the Company. The Debt Securities will be represented by global certificates (each, a "Registered Global Security") registered in the name of a nominee of The Depository Trust Company, New York, New York (the "Depositary"). Beneficial interests in the Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. Except as described in this Prospectus, Debt Securities in certificated form will not be issued in exchange for Registered Global Securities.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement. The Company may sell Debt Securities through underwriters, dealers or agents, or directly to one or more purchasers. The applicable Prospectus Supplement will set forth the names of underwriters, dealers or agents, if any, any applicable commissions or discounts and the net proceeds to the Company from any such sale. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers, agents and purchasers.

                            ------------------------

                  The date of this Prospectus is May 29, 1998.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE DEBT SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES OFFERED HEREBY. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE SECURITIES OFFERED HEREBY IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments thereto, the "Registration Statement") on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus, filed as a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules a and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated herein by reference. See "Incorporation of Certain Information by Reference". For further information regarding the Company and the Debt Securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto and the documents incorporated herein by reference. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission, at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding reporting companies under the Exchange Act, including the Company, at http://www.sec.gov. The Common Stock of the Company is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and its Current Report on Form 8-K dated March 18, 1998 are hereby incorporated by reference.

     In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Arrow Electronics, Inc., 25 Hub Drive, Melville, New York 11747, or by telephone at (516) 391-1300.

                                  THE COMPANY

     The Company is the world's largest distributor of electronic components and computer products to industrial and commercial customers. As the global electronics distribution industry's leader in state-of-the-art operating systems, employee productivity, value-added programs and total quality assurance, the Company is the distributor of choice for over 600 suppliers.

     The Company's global distribution network spans the world's three dominant electronics markets -- North America, Europe and the Asia/Pacific region. The Company is the largest electronics distributor in each of these vital industrialized regions, serving a diversified worldwide base of original equipment manufacturers, including manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices, and commercial customers, which are mainly value-added resellers of computer systems. The Company maintains over 200 sales facilities and 26 distribution centers in 32 countries.

     The Company's principal executive offices are located at 25 Hub Drive, Melville, New York 11747, telephone (516) 391-1300.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                           THREE MONTHS           YEAR ENDED DECEMBER 31,
                                              ENDED         ------------------------------------
                                          MARCH 31, 1998    1997    1996    1995    1994    1993
                                          --------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges......       4.4          5.0(a)  8.6     7.7     6.0(b)  7.0

---------------
(a) Excluding special charges of $59.5 million associated with the realignment of the North American components operations and the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc, the ratio of earnings to fixed charges was 5.7.

(b) Excluding special charges of $45.3 million associated with the acquisition and integration of Gates/FA Distributing, Inc. and Anthem Electronics, Inc., the ratio of earnings to fixed charges was 7.1.

                                USE OF PROCEEDS

     Except as may be set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture (the "Indenture") between the Company and Bank of Montreal Trust Company, as trustee (the "Trustee"). The following description of certain provisions of the Indenture and the Debt Securities summarizes the material terms thereof but does not purport to be complete, and such summaries are subject to the detailed provisions of the Indenture to which reference is hereby made, including the definition of certain terms used herein and those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and for other information regarding the Debt Securities. The Indenture has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. Numerical references in parentheses below are to sections in the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. Capitalized terms that are used and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

GENERAL

     The Indenture provides for the issuance from time to time of debentures, notes (including the Debt Securities) or other evidences of indebtedness by the Company (the "Securities") in an unlimited amount pursuant to an indenture supplemental to the Indenture or a Board Resolution, or in an Officer's Certificate pursuant to such supplemental indenture or Board Resolution. (Section 2.3) Additional Securities may be issued under the Indenture from time to time.

     The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium or with an original issue discount. Reference is made to the applicable Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the following terms of the Debt Securities: (i) the designation of the Securities of the series, which shall distinguish the Securities of the series from the Securities of all other series; (ii) any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under the Indenture and any limitation on the ability of the Company to increase such aggregate principal amount after the initial issuance of the Securities of that series; (iii) the date or dates on which the Principal of the Securities of the series is payable (which date or dates may be fixed or extendible); (iv) the rate or rates (which may be fixed or variable) per annum at which the Securities of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and (in the case of Registered Securities (which is defined as any Security registered on the Security Register)) on which a record shall be taken for the determination of Holders to whom interest is payable and/or the method by which such rate or rates or date or dates shall be determined; (v) if other than as provided in the Indenture, the place or places where the Principal of and any interest on Securities of the series shall be payable, any Registered Securities of the series may be surrendered for exchange, notices, demands to or upon the Company in respect of the Securities of the series and the Indenture may be served and notice to Holders may be published; (vi) the right, if any, of the Company to redeem Securities of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which Securities of the series may be so redeemed pursuant to any sinking fund or otherwise; (vii) the obligation, if any, of the Company to redeem, purchase or repay Securities of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a Holder thereof and the price or prices at which and the period or periods within which and any of the terms and conditions upon which Securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation; (viii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Securities of the series shall be issuable; (ix) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon acceleration of the maturity thereof; (x) if other than the coin or currency in which the Securities of the series are denominated, the coin or currency in which payment of the Principal of or interest on the Securities of the series shall be payable or if the amount of payments of Principal of and/or interest on the Securities of the series may be determined with reference to an index based on a coin or currency other than that in which the Securities of the series are denominated, the manner in which such amounts shall be determined; (xi) if other than the currency of the United States of America, the currency or currencies, including composite currencies, in which payment of the Principal of and interest on the Securities of the series shall be payable, and the manner in which any such currencies shall be valued against other currencies in which any other Securities shall be payable;
(xii) whether the Securities of the series or any portion thereof will be issuable as Registered Securities (and if so, whether such Securities will be issuable as Registered Global Securities) or Unregistered Securities (which is defined as any Security other than a Registered Security) (with or without coupons), or any combination of the foregoing, any restrictions applicable to the offer, sale or delivery of Unregistered Securities or the payment of interest thereon and, if other than as provided in the Indenture, the terms upon which Unregistered Securities of any series may be exchanged for Registered Securities of such series and vice versa; (xiii) whether and under what circumstances the Company will pay additional amounts on the Securities of the series held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Securities rather than pay such additional amounts; (xiv) if the Securities of the series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of such certificates, documents or conditions; (xv) any trustees, depositaries, authenticating or paying agents, transfer agents or the registrar or any other agents with respect to the Securities of the series; (xvi) provisions, if any, for the defeasance of the Securities of the series (including provisions permitting defeasance of less than all Securities of the series), which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing) the provisions of the Indenture; (xvii) if the Securities of the series are issuable in whole or in part as one or more Registered Global Securities, the identity of the depositary for such Registered Global Security or Securities (which depositary shall, at the time of its designation as depositary and at all times while it serves as depositary, be a clearing agency registered under the Exchange Act and any other applicable statute or regulation) if other than the Depositary; (xviii) any other events of default or covenants with respect to the Securities of the series in addition to the events of default or covenants set forth in the Indenture; and (xix) any other terms of the Securities of the series (which terms shall not be inconsistent with the provisions of the Indenture).

     The Indenture does not contain any restriction on the payment of dividends or, except as set forth under "-- Certain Covenants", any financial covenants. The Indenture does not contain provisions which would afford the Holders of the Debt Securities protection in the event of a transfer of assets to a subsidiary and incurrence of unsecured debt by such subsidiary, or in the event of a decline in the Company's credit quality resulting from highly leveraged or other similar transactions involving the Company.

     The Debt Securities will be unsubordinated and unsecured obligations of the Company ranking pari passu with all existing and future unsubordinated and unsecured obligations of the Company. Claims of Holders of Debt Securities will be effectively subordinated to the claims of holders of debt of the Company's subsidiaries with respect to the assets of such subsidiaries. In addition, claims of Holders of Debt Securities will be effectively subordinated to the claims of holders of secured debt of the Company and its subsidiaries with respect to the collateral securing such claims. Claims of the Company as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of its subsidiaries.

REGISTERED GLOBAL SECURITIES

     Unless otherwise specified in the applicable Prospectus Supplement, the Depositary will act as securities depository for the Securities, including the Debt Securities. The Securities will be issued only as Registered Global Securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One or more Registered Global Securities will be issued for the Securities representing the aggregate principal amount of such series of Securities and will be deposited with the Depositary.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (the "Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants", and together with the Direct Participants, the "Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

     Purchases of Securities within the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Securities on the Depositary's records. The ownership interest of each actual purchaser of each Security (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' respective records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interest in the Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in Securities except in the event that use of the book-entry system for the Securities is discontinued.

     To facilitate subsequent transfers, all Securities deposited by Direct Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of the Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Securities; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Securities of an issue are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Securities. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal, premium, if any, and interest payments on the Securities will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name", and will be the responsibility of such participant and not of the Depositary, the underwriters, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Principal, redemption premium, if any, and interest to the Depositary is the responsibility of the Company or the respective trustees. Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants. Registered Global Securities will settle in immediately available funds in the secondary trading market. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Securities.

     The Depositary may discontinue providing its services as securities depository with respect to the Securities at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, Securities certificates are required to be printed and delivered. In addition, the Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Securities certificates will be printed and delivered.

     The Company will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the Securities, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the Beneficial Owners.

     So long as Cede & Co. is the registered owner of the Securities, as nominee of the Depositary, references herein to Holders of the Securities shall mean Cede & Co. or the Depositary and shall not mean the Beneficial Owners of the Securities.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from the Depositary. Neither the Company, the Trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

CERTAIN COVENANTS

     The following covenants apply to all series of Securities, including the Debt Securities:

     Restrictions on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary (as defined herein) to, create or incur any Lien (as defined herein) on any shares of stock, indebtedness or other obligations of a Restricted Subsidiary (as defined herein) or any Principal Property (as defined herein) of the Company or a Restricted Subsidiary, whether such shares of stock, indebtedness or other obligations of a Restricted Subsidiary or Principal Property are owned at the date of the Indenture or thereafter acquired, unless the Company secures or causes such Restricted Subsidiary to secure the outstanding Securities equally and ratably with (or, at the Company's option, prior to) all indebtedness secured by such Lien, so long as such indebtedness shall be so secured. This covenant shall not apply in the case of:

(i) the creation of any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property Acquired after the date of the Indenture (including acquisitions by way of merger or consolidation) by the Company or a Restricted Subsidiary contemporaneously with such acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any Lien upon any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture existing at the time of such acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption thereof, provided that every such Lien referred to in this clause (i) shall attach only to the shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements thereon; (ii) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property existing at the date of the Indenture; (iii) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property in favor of the Company or any Restricted Subsidiary; (iv) any Lien on any Principal Property being constructed or improved securing loans to finance such construction or improvements; (v) any Lien on shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations (including, without limitation, industrial revenue bonds and similar financings); (vi) any mechanics', materialmen's, carriers' or other similar Liens arising in the ordinary course of business with respect to obligations that are not yet due or that are being contested in good faith; (vii) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property for taxes, assessments or governmental charges or levies not yet delinquent, or already delinquent but the validity of which is being contested in good faith; (viii) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property arising in connection with legal proceedings being contested in good faith, including any judgment Lien so long as execution thereon is stayed; (ix) any landlord's Lien on fixtures located on premises leased by the Company or a Restricted Subsidiary in the ordinary course of business, and tenants' rights under leases, easements and similar Liens not materially impairing the use or value of the property involved; (x) any Lien arising by reason of deposits necessary to qualify the Company or any Restricted Subsidiary to conduct business, maintain self-insurance, or obtain the benefit of, or comply with, any law; (xi) Liens on current assets of the Company to secure loans to the Company that mature within twelve months from the creation thereof and that are made in the ordinary course of business; and (xii) any renewal of or substitution for any Lien permitted by any of the preceding clauses (i) through (xi), provided, in the case of a Lien permitted under clause
(i), (ii) or (iv), the indebtedness secured is not increased nor the Lien extended to any additional assets. (Section 4.3(a)) Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or assume Liens in addition to those permitted by the preceding sentence of this paragraph, and renew, extend or replace such Liens, provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, Exempted Debt (as defined herein) does not exceed 15 percent of Consolidated Net Tangible Assets (as defined herein). (Section 4.3(b))

     Restrictions on Sale and Lease-Back Transactions. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to the Company or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided that, notwithstanding the foregoing, the Company or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period (i) if the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions of Section 4.3(a) described above under "-- Restrictions on Liens", to create a Lien on the property to be leased securing Funded Debt (as defined herein) in an amount equal to the Attributable Debt (as defined herein) with respect to such sale and lease-back transaction without equally and ratably securing the outstanding Securities or (ii) if (A) the Company promptly informs the Trustee of such transaction, and (B) the Company causes an amount equal to the fair value (as determined by Board Resolution of the Company) of such property to be applied (1) to the purchase of other property that will constitute Principal Property having a fair value at least equal to the fair value of the property sold, or (2) to the retirement within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by the Company or a Restricted Subsidiary (including the Securities); provided further that, in lieu of applying all of or any part of such net proceeds to such retirement, the Company may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of the Company (which may include the Securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures, and an Officer's Certificate (which shall be delivered to the Trustee) stating that the Company elects to deliver or cause to be delivered such debentures or notes in lieu of retiring Funded Debt as hereinabove provided. If the Company shall so deliver debentures or notes to the applicable trustee and the Company shall duly deliver such Officer's Certificate, the amount of cash that the Company shall be required to apply to the retirement of Funded Debt under this provision of the Indenture shall be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or, if there are no such redemption prices, the principal amount of such debentures or notes; provided, that in the case of debentures or notes that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued. (Section 4.4(a)) Notwithstanding the foregoing, the Company or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted by this paragraph without any obligation to retire any outstanding Securities or other Funded Debt, provided that at the time of entering into such sale and lease-back transactions and after giving effect thereto, Exempted Debt does not exceed 15 percent of Consolidated Net Tangible Assets. (Section 4.4(b))

CERTAIN DEFINITIONS

     The term "Attributable Debt" as defined in the Indenture means when used in connection with a sale and leaseback transaction referred to above under "-- Certain Covenants -- Restrictions on Sale and Lease-Back Transactions", on any date as of which the amount thereof is to be determined, the product of (i) the net proceeds from such sale and lease-back transaction multiplied by (ii) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

     The term "Consolidated Net Tangible Assets" as defined in the Indenture means total assets after deducting therefrom all current liabilities and intangible assets as set forth in the most recent balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with GAAP.

     The term "Exempted Debt" as defined in the Indenture means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined: (i) indebtedness of the Company and its Restricted Subsidiaries incurred after the date of the Indenture and secured by liens created or assumed or permitted to exist pursuant to Section 4.3(b) of the Indenture described above under "-- Certain Covenants -- Restrictions on Liens" and (ii) Attributable Debt of the Company and its Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to Section 4.4(b) of the Indenture described above under "-- Certain Covenants -- Restrictions on Sale and Lease-Back Transactions".

     The term "Funded Debt" as defined in the Indenture means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from the date of its creation.

     The terms "Holder" or "Securityholder" as defined in the Indenture mean the registered holder of any Security with respect to Registered Securities and the bearer of any Unregistered Security or any coupon appertaining thereto, as the case may be.

     The term "Lien" as defined in the Indenture means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest, in respect of such asset. For the purposes of the Indenture, the Company or any Subsidiary shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

     The term "Original Issue Discount Security" as defined in the Indenture means any Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to Section 6.2 of the Indenture.

     The term "Principal Property" as defined in the Indenture means any manufacturing or processing plant or warehouse owned at the date hereof or hereafter acquired by the Company or any Restricted Subsidiary of the Company which is located within the United States and the gross book value of which (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 2 percent of Consolidated Net Tangible Assets, other than (i) any such manufacturing or processing plant or warehouse or any portion thereof (together with the land on which it is erected and fixtures comprising a part thereof) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments thereto or any successor laws thereof or under any other similar statute of the United States), (ii) any property which in the opinion of the Company's Board of Directors is not of material importance to the total business conducted by the Company as an entirety, or (iii) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     The term "Restricted Subsidiary" as defined in the Indenture means a Subsidiary of the Company (i) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, and (ii) which owns Principal Property; provided, however, that any Subsidiary may be declared a Restricted Subsidiary by Board Resolution, effective as of the date such Board Resolution is adopted; provided further, that any such declaration may be rescinded by further Board Resolution, effective as of the date such further Board Resolution is adopted.

     The term "Subsidiary" as defined in the Indenture means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

RESTRICTIONS ON MERGERS AND SALES OF ASSETS

     Under the Indenture, the Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (in one transaction or a series of related transactions) to, any Person (other than a consolidation with or merger with or into a Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Subsidiary) or permit any Person to merge with or into the Company unless: (i) either (A) the Company shall be the continuing Person or (B) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Securities and under the Indenture and the Company shall have delivered to the Trustee an Opinion of Counsel stating that such consolidation, merger or transfer and such supplemental indenture complies with the Indenture and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with and that such supplemental indenture constitutes the legal, valid and binding obligation of the Company or such successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (ii) an Officers' Certificate to the effect that immediately after giving effect to such transaction, no Default shall have occurred and be continuing and an Opinion of Counsel as to the matters set forth in clause (i) shall have been delivered to the Trustee. (Section 5.1)

EVENTS OF DEFAULT; TRUSTEE'S RIGHTS

     Events of Default defined in the Indenture with respect to the Securities of any series are: (i) the Company defaults in the payment of the Principal of any Security of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise; (ii) the Company defaults in the payment of interest on any Security of such series when the same becomes due and payable, and such default continues for a period of 30 days; (iii) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture with respect to any Security of such series or in the Securities of such series and such default or breach continues for a period of 30 consecutive days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of 25 percent or more in aggregate principal amount of the Securities of all series affected thereby; (iv) an involuntary case or other proceeding shall be commenced against the Company or any Restricted Subsidiary with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Company or any Restricted Subsidiary under the federal bankruptcy laws as now or hereafter in effect; (v) the Company or any Restricted Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary or for all or substantially all of the property and assets of the Company or any Restricted Subsidiary or (C) effects any general assignment for the benefit of creditors; or (vi) any other Event of Default established with respect to any series of Securities issued pursuant to the Indenture occurs. (Section 6.1)

     The Indenture provides that if an Event of Default described in clauses (i) or (ii) of the immediately preceding paragraph with respect to the Securities of any series then outstanding occurs and is continuing, then, and in each and every such case, except for any series of Securities the Principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25 percent in aggregate principal amount of the Securities of any such affected series then outstanding under the Indenture (each such series treated as a separate class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire Principal (or, if the Securities of any such series are Original Issue Discount Securities, such portion of the Principal amount as may be specified in the terms of such series established pursuant to the Indenture) of all Securities of such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clauses (iii) or (vi) of the immediately preceding paragraph with respect to the Securities of one or more but not all series then outstanding, or with respect to the Securities of all series then outstanding, occurs and is continuing, then, and in each and every such case, except for any series of Securities the Principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25 percent in aggregate principal amount (or, if the Securities of any such series are Original Issue Discount Securities, the amount thereof accelerable as described in this paragraph) of the Securities of all such affected series then outstanding under the Indenture (treated as a single class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire Principal (or, if the Securities of any such series are Original Issue Discount Securities, such portion of the Principal amount as may be specified in the terms of such series established pursuant to the Indenture) of all Securities of all such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (iv) or (v) of the immediately preceding paragraph occurs and is continuing, then the principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as may be specified in the terms of such series established pursuant to the Indenture) of all the Securities then outstanding and interest accrued thereon, if any, shall be and become immediately due and payable, without any notice or other action by any Holder or the Trustee to the full extent permitted by applicable law. Upon certain conditions such declarations may be rescinded and annulled and past defaults may be waived by the Holders of a majority in Principal of the then outstanding Securities of all such series that have been accelerated (voting as a single class). (Section 6.2)

     The Indenture contains a provision under which, subject to the duty of the Trustee during a default to act with the required standard of care, (i) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, Officers' Certificate, Opinion of Counsel (or both), statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence or indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person or persons and the Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit; (ii) before the Trustee acts or refrains from acting, it may require an Officers' Certificate and/or an Opinion of Counsel, which shall conform to the requirements of the Indenture and the Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion; subject to the terms of the Indenture, whenever in the administration of the trusts of the Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action under the Indenture, such matter (unless other evidence in respect thereof be specifically prescribed in the Indenture) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee, and such certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of the Indenture upon the faith thereof; (iii) the Trustee may act through its attorneys and agents not regularly in its employ and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care by it under the Indenture; (iv) any request, direction, order or demand of the Company mentioned in the Indenture shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be specifically prescribed in the Indenture); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company; (v) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction; (vi) the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders in accordance with the Indenture relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under the Indenture; (vii) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it under the Indenture in good faith and in reliance thereon; and (viii) prior to the occurrence of an Event of Default under the Indenture and after the curing or waiving of all Events of Default, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, Officers' Certificate, Opinion of Counsel, Board Resolution, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine, during normal business hours and upon prior written notice, books, records and premises of the Company, personally or by agent or attorney. (Section 7.2)

     Subject to various provisions in the Indenture, the Holders of at least a majority in principal amount (or, if the Securities are Original Issue Discount Securities, such portion of the Principal as is then accelerable under the Indenture) of the outstanding Securities of all series affected (voting as a single class) by notice to the Trustee, may waive, on behalf of the Holders of all the Securities of such series, an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security as specified in clauses (i) or (ii) of the first paragraph of this section or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto. (Section 6.4)

     Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as is then accelerable under the Indenture) of the outstanding Securities of all series affected (voting as a single class), may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series by the Indenture; provided that the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction; and provided further that the Trustee may take any other action it deems proper that is not inconsistent with any directions received from Holders of Securities pursuant to the Indenture. (Section 6.5)

     The Indenture provides that no Holder of any Securities of any series may institute any proceeding, judicial or otherwise, with respect to the Indenture or the Securities of such series, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless: (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of such series; (ii) the Holders of at least 25 percent in aggregate principal amount of outstanding Securities of all such series affected shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture; (iii) such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request; (iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Securities of all such affected series have not given the Trustee a direction that is inconsistent with such written request. A Holder may not use the Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder. (Section 6.6)

     The Indenture contains a covenant that the Company will file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports that the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. (Section 4.6)

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides with respect to each series of Securities that, except as otherwise provided in this paragraph, the Company may terminate its obligations under the Securities of a series and the Indenture with respect to Securities of such series if: (i) all Securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) (A) the Securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption,
(B) the Company irrevocably deposits in trust with the Trustee, as trust funds solely for the benefit of the Holders of such Securities, for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment, to pay Principal of and interest on the Securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture, and (C) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture with respect to the Securities of such series have been complied with. With respect to the foregoing clause (i), only the Company's obligations to compensate and indemnify the Trustee shall survive. With respect to the foregoing clause (ii), only the Company's obligations to execute and deliver Securities of such series for authentication, to set the terms of the Securities of such series, to maintain an office or agency in respect of the Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Securities of such series, to deliver Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Securities are no longer outstanding. Thereafter, only the Company's obligations to compensate and indemnify the Trustee and its right to recover excess money held by the Trustee shall survive. (Section 8.1)

     The Indenture provides that, except as otherwise provided in this paragraph, the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the Securities of any series, and the provisions of the Indenture will no longer be in effect with respect to the Securities of such series (a "legal defeasance") and (ii) may omit to comply with any term, provision or condition of the Indenture described above under "-- Certain Covenants" (or any other specific covenant relating to such series provided for in a Board Resolution or supplemental indenture, or Officer's Certificate pursuant to such Board Resolution or such supplemental inden-ture, that may by its terms be defeased pursuant to the Indenture), and such omission shall be deemed not to be an Event of Default under clauses (iii) or
(vi) of the first paragraph of "-- Events of Default" with respect to the outstanding Securities of a series (a "covenant defeasance"); provided that the following conditions shall have been satisfied: (i) the Company has irrevocably deposited in trust with the Trustee as trust funds solely for the benefit of the Holders of the Securities of such series, for payment of the Principal of and interest on the Securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, to pay and discharge the Principal of and accrued interest on the outstanding Securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be; (ii) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (iii) no Default with respect to such Securities of such series shall have occurred and be continuing on the date of such deposit; (iv) the Company shall have delivered to the Trustee an Opinion of Counsel that the Holders of the Securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code; and (v) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the defeasance contemplated have been complied with. In the case of a legal defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel (based on a change in law) or a ruling directed to the Trustee from the United States Internal Revenue Service that the Holders of the Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this provision of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, or an instrument, in form reasonably satisfactory to the Trustee, wherein the Company, notwithstanding a legal defeasance of its indebtedness in respect of Securities of any series, or any portion of the principal amount thereof, shall assume the obligation (which shall be absolute and unconditional) to irrevocably deposit with the Trustee such additional sums of money, if any, or additional U.S. Government Obligations, if any, or any combination thereof, at such time or times, as shall be necessary, together with the money and/or U.S. Government Obligations theretofore so deposited, to pay when due the Principal of and premium, if any, and interest due and to become due on such Securities or portions thereof; provided, however, that such instrument may state that the obligation of the Company to make additional deposits as aforesaid shall be subject to the delivery to the Company by the Trustee of a notice asserting the deficiency accompanied by an opinion of an independent public accountant of nationally recognized standing, selected by the Trustee, showing the calculation thereof. Subsequent to a legal defeasance, the Company's obligations to execute and deliver Securities of such series for authentication, to set the terms of the Securities of such series, to maintain an office or agency in respect of the Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Securities of such series, to deliver Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Securities are no longer outstanding. After such Securities are no longer outstanding, in the case of a legal defeasance, only the Company's obligations to compensate and indemnify the Trustee and its right to recover excess money held by the Trustee shall survive. (Sections 8.2 and 8.3)

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Securities of any series without notice to or the consent of any Holder: (i) to cure any ambiguity, defect or inconsistency in the Indenture; provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) to comply with Article 5 (which relates to the covenant discussed under "-- Restrictions on Mergers and Sales of Assets") of the Indenture: (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) to evidence and provide for the acceptance of appointment under the Indenture with respect to the Securities of any or all series by a successor Trustee; (v) to establish the form or forms or terms of Securities of any series or of the coupons appertaining to such Securities as permitted under the Indenture; (vi) to provide for uncertificated or unregistered Securities and to make all appropriate changes for such purpose; (vii) to change or eliminate any provisions of the Indenture with respect to all or any series of the Securities not then outstanding (and, if such change is applicable to fewer than all such series of the Securities, specifying the series to which such change is applicable), and to specify the rights and remedies of the Trustee and the Holders of such Securities in connection therewith; and (viii) to make any change that does not materially and adversely affect the rights of any Holder. (Section 9.1)

     The Indenture also contains provisions whereby the Company and the Trustee, subject to certain conditions, without prior notice to any Holders, may amend the Indenture and the outstanding Securities of any series with the written consent of the Holders of a majority in aggregate principal amount of the Securities then outstanding of all series affected by such supplemental indenture (all such series voting as one class), and the Holders of a majority in aggregate principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Securities of such series. Notwithstanding the foregoing provisions, without the consent of each Holder affected thereby, an amendment or waiver, including a waiver pursuant to Section 6.4 of the Indenture, may not:
(i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder's Security, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or any premium payable with respect thereto, or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Security that would be due and payable upon the acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or change any place of payment where, or the currency in which, any Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Securities of the relevant series the consent of whose Holders is required for any such supplemental indenture or for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of Principal of or interest on any Security of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures with the consent of Securityholders, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby. A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of Holders of Securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the Indenture of the Holders of Securities of any other series or of the coupons appertaining to such Securities. It shall not be necessary for the consent of any Holder under this section of the Indenture to approve the particular form of any proposed Amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under this section of the Indenture becomes effective, the Company or, at the request of the Company, the Trustee shall give to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. The Company or, at the request of the Company, the Trustee will mail supplemental indentures to Holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver. (Section 9.2)

INFORMATION CONCERNING THE TRUSTEE

     An affiliate of the Bank of Montreal Trust Company participates as a lender under certain credit agreements of the Company.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell the Debt Securities being offered hereby: (i) directly to purchasers; (ii) through agents; (iii) through dealers; (iv) through underwriters; or (v) through a combination of any such methods of sale.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions either: (i) at a fixed price or prices which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

     Offers to purchase the Debt Securities may be solicited directly by the Company. Offers to purchase Debt Securities may also be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement.

     If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

     If an underwriter or underwriters are utilized in the sales of the Debt Securities, the Company will execute an underwriting agreement with such underwriters at the time of such sale and the name of the underwriters will be set forth in the applicable Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. In connection with the sale of Debt Securities, such underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they may act as agents. Underwriters may also sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by the Company to underwriters in connection with the offering and sale of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act. Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase Debt Securities pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the Debt Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The applicable Prospectus Supplement relating to such contracts will set forth the price to be paid for Debt Securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of Debt Securities pursuant to such contracts.

                                 LEGAL OPINIONS

     Certain legal matters with respect to the Debt Securities offered hereby will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy, counsel for the Company, and for any underwriters or agents by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.